# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Auburn National Bancorporation, Inc, CIK 0000750574
CUSIP: 050473107
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002085543
Persons authorized to receive notices and communications: Bruce Steven Spencer, 100 N Gay Street, Auburn, Alabama (AL), 36830, 334.887.2772

## Reporting persons
- Bruce Steven Spencer (CIK 0002085543): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 249,918; shared voting power 20,322; sole dispositive power 249,918; shared dispositive power 20,322; aggregate amount beneficially owned 251,238 (7.2% of the class); the aggregate amount excludes certain shares
  Comment: (11) Aggregate amount beneficially owned by each reporting person
  Prior to the events described below, Bruce Steven Spencer (the "Reporting Person") individually held 5,914 shares of Auburn National Bancorporation, Inc. (the "Company" or the "Issuer")common stock, $0.01 par value per share ("Shares"). He also held 102 Shares as custodian for his minor son.
  
  The Reporting Person may be deemed to have shared voting and dispositive power over the 3,960 Shares held by Spencer LLC ("Spencer LLC"), where the Reporting Person has an indirect interest in 1,320 Shares reflecting his one-third membership interest in Spencer LLC. Sandra J. Spencer is the manager of Spencer LLC, where Sandra J. Spencer, Edward L. Spencer, III and Bruce Steven Spencer each hold a one-third membership interest in Spencer LLC. Sandra J. Spencer and Edward L. Spencer beneficially own an aggregate of 2,640 Shares of the Shares held by Spencer LLC. The Reporting Person disclaims any beneficial or economic interest in such 2,640 Shares.
  
  The Reporting Person also may be deemed to have beneficial ownership and shared voting and dispositive power over 16,362 Shares held by the Edward L. Spencer Jr. Foundation, a 501(c)(3) private foundation (the "Spencer Foundation") where the Reporting Person is one of two directors. The Reporting Person disclaims any beneficial interest and any economic interest in the 16,362 Shares held by the Spencer Foundation.
  
  This Schedule 13D is filed to reflect transfers made as part of the settlement of the Estate of Edward L. Spencer, Jr. (the "E.L. Spencer Estate") and the estate of his wife, Mrs. Ruth P. Spencer, pursuant to the terms of their wills and related trusts established by Mr. and Mrs. Spencer (the "Parents").
  
  The Parents' daughter, Sandra J. Spencer has been (i) the sole Personal Representative of the E.L. Spencer Jr. Estate and the sole trustee of the Spencer Revocable Trust, which held an aggregate of 666,825 Shares; and (ii) the sole trustee of the Spencer 2008 Irrevocable Trust established by the late Edward L. Spencer, Jr., which held 47,882 Shares. She was also the sole Personal Representative of the estate of Ruth P. Spencer and the sole trustee of Ruth P. Spencer Revocable Trust, which held 17,000 Shares. The Shares held by these estates and trusts are referred to as the "Parents' Shares."
  
  On September 11, 2025, the following transfers were made in the brokerage accounts holding the Parents' Shares:
  
  * The transfer of a total of 47,882 Shares from the Spencer 2008 Irrevocable Trust to Exempt Trusts for the benefit of Sandra J. Spencer, and her two brothers, Bruce Steven Spencer and Edward L. Spencer, III (the "Brothers"). Of these Shares, 15,961 Shares are being transferred to and held by the Spencer 2008 Exempt Trust for the benefit of ("FBO") Bruce Steven Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power;
  
  * the transfer of a total of 666,825 Shares from the E.L. Spencer Estate and the Spencer 2008 Revocable Trust to Sandra J. Spencer and her two Brothers' respective Spencer Family Non-Exempt Trusts. Of these Shares, 222,275 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Bruce Steven Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power; and
  
  * the transfer of a total of 17,000 Shares from the Estate of Ruth P. Spencer and the Ruth Spencer Revocable Trust to Sandra J. Spencer and her two Brothers' respective Spencer Family Non-Exempt Trusts. Of these Shares, 5,666 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Bruce Steven Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power.
  
  These transfers are referred to collectively as the "Inheritance Transfers." The Trusts FBO Bruce Steven Spencer that received Shares in the Inheritance Transfers are the "Recipient Trusts."
  
  The Reporting Person holds, as sole trustee of the Recipient Trusts FBO Bruce Steven Spencer, a total of 243,902 Shares (the "Inherited Shares") as a result of the Inheritance Transfers of Parent Shares.
  
  As a result of the Inheritance Transfers, and his individually owned Shares, the Reporting Person may be deemed to beneficially own, a total of 251,238 Shares. These include:
  
  * 243,902 total Inherited Shares, which the Reporting Person holds as trustee of the Spencer 2008 Exempt Trust FBO Bruce Steven Spencer and the Spencer Family Non-Exempt Trust FBO Bruce Steven Spencer, in each case, with sole voting and dispositive power; and
  * 6,016 Shares previously held by the Reporting Person individually or as custodian where he has sole voting and dispositive power.
  * 1,320 Shares reflecting the Reporting person's one-third membership interest in Spencer LLC, which holds 3,960 Shares.
  
  12) The amount shown in Row 11 excludes a total of 2,640 Shares, which reflect the two-thirds membership interests in Spencer LLC not held by the Reporting Person.
  
  13.)The 251,238 Shares shown in Row 11 are 7.2% of the Company's total outstanding Shares reported as of August 11, 2025 on the cover page of the Issuer's latest Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025.
  
  14) The Reporting Person is filing individually and as and as Trustee of as Trustee of the Spencer 2008 Exempt Trust FBO Bruce Steven Spencer and as Trustee of the Spencer Family Non-Exempt Trust FBO Bruce Steven Spencer

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Auburn National Bancorporation, Inc
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830

## Item 2. Identity and Background
Name of person filing: Bruce Steven Spencer
Residence or business address: c/o 100 N. Gay Street Auburn, Alabama 36830
Present principal occupation or employment: Salesman
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Person acquired the voting and dispositive power over Shares aggregating 5% or more of the Issuer's outstanding Shares as a result of the Inheritance Transfers to the Recipient Trusts FBO Bruce Steven Spencer. Previously, the Reporting Person held beneficial ownership of less than 1.0% of the Company's outstanding Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: To reflect the Inheritance Transfers to Recipient Trusts FBO Bruce Steven Spencer. The Reporting Person is the sole Trustee of the Recipient Trusts FBO Bruce Steven Spencer. There are no actions of the type specified in the Instruction to this Item 4 or similar actions contemplated presently.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11-13 above. The aggregate number of Shares deemed beneficially owned by the Reporting Person is 251,238, which is 7.2% of the total outstanding Shares of the Company. The cover page of the Issuer's Quarterly Report on Commission Form 10-Q as of and for the three months ended June 30, 2025 reported that the Issuer had 3,493,699 shares issued and outstanding as of August 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 11-13 above.
Transactions in the class effected during the past sixty days: None, except as described with in Row 11 and Item 3 above with respect to the Inheritance Transfers. See responses to Rows 11 and 12 and Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Bruce Steven Spencer: /s/ Bruce Steven Spencer, Individually and as Trustee FBO Bruce Steven Spencer (09/15/2025)